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Exhibit 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

		For the Year Ended December 31,
	For the Six Months Ended June 30, 2012
		2011	2010	2009	2008	2007
		(in thousands, except ratios)
Pretax income from continuing operations	$81,701	$339,001	$314,896	$(159,464)	$144,736	$296,111
Add: Fixed charges	34,898	58,030	29,558	31,702	32,604	31,473
Add: Amortization of capitalized interest	3,974	5,107	2,991	2,697	2,387	1,768
Less: Capitalized interest	(6,889)	(10,785)	(4,337)	(1,902)	(4,668)	(6,672)

Earnings before fixed charges	$113,684	$391,353	$343,108	$(126,967)	$175,059	$322,680

Fixed charges:
Interest expense(1)	$26,990	$45,849	$24,196	$28,856	$26,950	$24,046
Capitalized interest	6,889	10,785	4,337	1,902	4,668	6,672
Interest expense component of rent(2)	1,019	1,396	1,025	944	986	755

Total fixed charges	$34,898	$58,030	$29,558	$31,702	$32,604	$31,473

Ratio of earnings to fixed charges	3.3	6.7	11.6	—	5.4	10.3
Insufficient coverage	$—	$—	$—	$158,669	$—	$—

(1)
Represents a reasonable approximation of the rental factor.

(2)
Includes amortization of discount and deferred financing costs.

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SM Energy Company Ratio of Earnings to Fixed Charges